UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42544

PN Smart Energy Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048

+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Financial Information Regarding Acquisition of Nanjing Cesun Power Co., Ltd.

As previously disclosed, on April 30, 2026, PN Smart Energy Limited (the “Company”) entered into a share acquisition agreement to acquire an equity interest of 56.0% in Nanjing Cesun Power Co., Ltd. (the “Nanjing Cesun”) for a total consideration of approximately US$20.2 million (the “Acquisition”). Following the Acquisition, Nanjing Cesun would become the wholly-owned subsidiary of the Company.

On June 30, 2026, the Company closed the Acquisition.

Attached as exhibits to this Form 6-K are:

(i) audited consolidated financial statements of Nanjing Cesun and its subsidiaries, as of and for the years ended September 30, 2025 and 2024 as Exhibit 99.1 and relevant consent letter as Exhibit 99.2; and

(ii) unaudited pro forma condensed combined financial statements of the Company and its subsidiaries upon giving effect to the consummation of the Acquisition of Nanjing Cesun as Exhibit 99.3.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition occurred on the indicated date, or during the operational periods presented, nor is it necessarily indicative of the future financial position or operating results. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Incorporation by Reference

The contents of this Form 6-K and the exhibits hereto, including any amendment and report filed for the purpose of updating such report, are hereby incorporated by reference into the Company’s registration statement on Form F-3 originally filed on April 28, 2026 (File No.: 333-295378), which was declared effective by the Securities and Exchange Commission on April 30, 2026, in which from the date on which this report on Form 6-K is furnished to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited consolidated financial statements of Nanjing Cesun Power Co., Ltd. as of and for the years ended June 30, 2025 and 2024
99.2	Consent of Enrome LLP
99.3

Unaudited pro forma condensed combined financial statements as of and for the year September 30, 2025 of the Company and its subsidiaries upon giving effect to the consummation of the acquisition of Nanjing Cesun Power Co., Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PN Smart Energy Limited

Date: July 30, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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